[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]


December 23, 2008


Vincent J. Di Stefano, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E., Mail Stop 4720
Washington, DC   20549


Re:      Van Kampen Unit Trusts, Series 823
         File No.: 333-154219


Dear Mr. Di Stefano:

   This letter responds to your comments contained in your letter to me dated December 3, 2008, with respect to Pre-Effective Amendment No. 1 to the Registration Statement (the "Registration Statement") of Van Kampen Unit Trusts, Series 823 (the "Trust") which was filed with the Securities and Exchange Commission on November 25, 2008 (accession number 0000891804-08-003671).

   In response to your letter, please be informed that the Trust will not invest in below-investment grade securities. However, as discussed telephonically with Bill Belitsky, we will insert disclosure in the final prospectus providing additional details of the Trust's fixed income strategy by way of a brief description of the types of fixed income securities held by each of the Trust's applicable underlying exchange-traded funds ("ETFs"). Accordingly, we will add a sentence to the end of the first paragraph under the heading "ETFs" found in the section entitled "Principal Investment Strategy" on page 2 of the Prospectus substantially as follows:

    "The fixed income ETFs selected by the Sponsor hold investment grade fixed income securities and each seeks to correspond generally to the price and yield performance, before fees and expenses, of one of the various types of fixed income markets including United States Treasuries, agency mortgage-backed securities, and corporate bonds."

   Should you have any questions regarding the foregoing, please do not hesitate to contact me at the number listed above. Thank you.

Very truly yours,

/s/ Gary D. Rawitz

Gary D. Rawitz

for Paul, Hastings, Janofsky & Walker LLP

cc: Bill Belitsky, Esq.